MANAGEMENT’S DISCUSSION AND ANALYSIS OF TRILOGY INTERNATIONAL PARTNERS INC.

This Management’s Discussion and Analysis (“MD&A”) contains important information about the business of Trilogy International Partners Inc. (“TIP Inc.”, together with its consolidated subsidiaries referred to as the “Company”) and its subsidiary, Trilogy International Partners LLC, a Washington limited liability company (“Trilogy LLC”), and its performance for the three and nine months ended September 30, 2017. This MD&A should be read in conjunction with Trilogy LLC’s audited consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, together with the notes thereto (the “Trilogy LLC Audited Annual Financial Statements”), prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) as issued by the Financial Accounting Standards Board (“FASB”); Trilogy LLC’s MD&A for the year ended December 31, 2016; and TIP Inc.’s condensed consolidated financial statements for the three and nine months ended September 30, 2017 and notes thereto (the “Condensed Consolidated Financial Statements”), prepared in accordance with U.S. GAAP as issued by the FASB.

On February 7, 2017, Trilogy LLC and Alignvest Acquisition Corporation (“Alignvest”, now TIP Inc.), completed a court approved plan of arrangement (the “Arrangement”) pursuant to an arrangement agreement dated November 1, 2016 (as amended December 20, 2016, the “Arrangement Agreement”). Alignvest, a special purpose acquisition corporation (“SPAC”) whose Class A restricted voting shares and warrants were listed on the Toronto Stock Exchange, was incorporated under the Business Corporations Act of Ontario (“OBCA”) on May 11, 2015 for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or any other similar transaction involving Alignvest, referred to as its “qualifying acquisition”. The consummation of the Arrangement with Trilogy LLC represented Alignvest’s qualifying acquisition. At the effective time of the Arrangement, Alignvest’s name was changed to Trilogy International Partners Inc. Immediately following the completion of the Arrangement, TIP Inc. was continued out of the jurisdiction of Ontario under the OBCA and into the jurisdiction of British Columbia under the Business Corporation Act (British Colombia). For accounting purposes, the Arrangement was treated as a “reverse acquisition” and recapitalization, therefore Trilogy LLC was considered the accounting acquirer of TIP Inc. Accordingly, Trilogy LLC’s historical financial statements as of the period ended and for the periods ended prior to the acquisition became the historical financial statements of TIP Inc. prior to the date of the acquisition. TIP Inc.’s only business is to act, through a wholly owned subsidiary, as the sole managing member of Trilogy LLC. As a result, TIP Inc. consolidates Trilogy LLC.

All dollar amounts are in U.S. dollars (“USD”), unless otherwise stated. Amounts for subtotal, totals and percentage variances included in tables in this MD&A may not sum or calculate using the numbers as they appear in the tables due to rounding. This MD&A is current as of November 8, 2017 and was approved by the Company’s board of directors.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”), including the Company’s business outlook for the short and longer term and statements regarding the Company’s strategy, plans and future operating performance. Forward-looking statements are provided to help you understand the Company’s views of its short and longer term plans, expectations and prospects. The Company cautions you that forward-looking statements may not be appropriate for other purposes.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” occur, be taken, or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are not promises or guarantees of future performance; they represent the Company’s current views which may change significantly from time to time. Such statements reflect the Company’s current views with respect to future events and are subject to, and are necessarily based upon, a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The material assumptions used by the Company to develop such forward-looking statements include, but are not limited to:

•	the absence of unforeseen changes in the legislative and operating frameworks for the Company;
•	the Company meeting its future objectives and priorities;
•	the Company having access to adequate capital to fund its future projects and plans;

•	the Company’s future projects and plans proceeding as anticipated;
•	taxes payable;
•	subscriber growth, pricing, usage and “churn” rates;
•	technology deployment;
•	data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources;
•	assumptions concerning general economic and industry growth rates; and
•	commodity prices, currency exchange and interest rates and competitive intensity.

Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, those described under the heading “Risk Factors” included in the Annual Information Form for the year ended December 31, 2016 (the “2016 AIF”) filed on SEDAR by TIP Inc., and those referred to in TIP Inc.’s other regulatory filings with the U.S. Securities and Exchange Commission in the United States and the provincial securities commissions in Canada. Such risks, as well as uncertainties and other factors that could cause actual events or results to differ significantly from those expressed or implied in the Company’s forward-looking statements include, without limitation:

•	Trilogy LLC’s history of incurring losses and the possibility that the Company will incur losses in the future;
•	the Company having insufficient financial resources to achieve its objectives;
•	risks associated with any potential acquisition, investment or merger;
•	the Company’s significant level of consolidated indebtedness and the refinancing, default and other risks, as well as the limits, restrictive covenants and restrictions resulting therefrom;
•	the Company’s and Trilogy LLC’s status as holding companies;
•	the restrictive covenants in the documentation evidencing the Company’s outstanding indebtedness;
•	the Company’s and Trilogy LLC’s abilities to incur additional debt despite its indebtedness level;
•	the Company’s ability to refinance its indebtedness;
•	the risk that the Company’s credit ratings could be downgraded;
•	the significant political, social, economic and legal risks of operating in Bolivia;
•	the regulated nature of the industry in which the Company participates;
•	the Company’s operations being in markets with substantial tax risks and inadequate protection of shareholder rights;
•	the need for spectrum access;
•	the use of “conflict minerals” and the effect thereof on manufacturing of certain products, including handsets;
•	anti-corruption compliance;
•	intense competition in all aspects of the Company’s business;
•	lack of control over network termination costs, roaming revenues and international long distance revenues;
•	rapid technological change and associated costs;
•	reliance on equipment suppliers;
•	subscriber “churn” risks, including those associated with prepaid accounts;
•	the need to maintain distributor relationships;
•	the Company’s future growth being dependent on innovation and development of new products;
•	security threats and other material disruptions to the Company’s wireless network;
•	the ability of the Company to protect subscriber information;
•	actual or perceived health risks associated with handsets;
•	litigation, including class actions and regulatory matters;
•	fraud, including device financing, customer credit card, subscription and dealer fraud;
•	reliance on limited management resources;
•	risks related to the minority shareholders of the Company’s subsidiaries;
•	general economic risks;
•	natural disasters, including earthquakes;
•	foreign exchange and interest rate changes;
•	currency controls and withholding taxes;
•	interest rate risk;
•	Trilogy LLC’s ability to utilize carried forward tax losses;

•	tax related risks;
•	the Company’s dependence on Trilogy LLC to make contributions to pay the Company’s taxes and other expenses;
•	Trilogy LLC’s obligations to make distributions to the Company and the other owners of Trilogy LLC;
•	differing interests among the Company’s and Trilogy LLC’s equity owners in certain circumstances;
•	the Company’s internal controls over financial reporting;
•	new laws and regulations;
•	risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable);
•	risks related to reduced disclosure requirements of an “emerging growth company”;
•	foreign private issuer status under U.S. federal securities laws;
•	market coverage;
•	volatility of the Common Share price;
•	dilution of the Common Shares and other risks associated with equity financings;
•	restrictions on the ability of Trilogy LLC’s subsidiaries to pay dividends;
•	the Company’s payment of dividends while any of its debt securities are outstanding; and
•	risks related to the influence of securities industry analyst research reports on the trading market for the Common Shares.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Market and other industry data

This MD&A includes industry and trade association data and projections as well as information that the Company has prepared based, in part, upon data, projections and information obtained from independent trade associations, industry publications and surveys. Some data is also based on the Company’s good faith estimates, which are derived from management’s knowledge of the industry and independent sources. Industry publications, surveys and projections generally state that the information contained therein has been obtained from sources believed to be reliable. The Company has not independently verified any of the data from third-party sources nor has it ascertained the underlying economic assumptions relied upon therein. Statements as to the Company’s market position are based on market data currently available to the Company. Its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” included in TIP Inc.’s 2016 AIF and above under “Cautionary Note Regarding Forward-Looking Statements”. Projections and other forward-looking information obtained from independent sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this MD&A.

Trademarks and other intellectual property rights

The Company has proprietary rights to trademarks used in this MD&A, which are important to its business, including, without limitation, 2degrees, NuevaTel and Viva. The Company has omitted the “®,” “™” and similar trademark designations for such trademarks but nevertheless reserves all rights to such trademarks. Each trademark, trade name or service mark of any other company appearing in this MD&A is owned by its respective holder.

About the Company

TIP Inc., together with its consolidated subsidiaries in New Zealand and Bolivia, is a provider of wireless voice and data communications including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. The Company also provides fixed broadband communications to residential and enterprise customers in New Zealand. The Company’s services cover an aggregate population of 15.6 million persons. The Company’s founding executives launched operations of the Company’s Bolivian subsidiary, Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. (“NuevaTel”), in 2000, when it was owned by Western Wireless Corporation (“Western Wireless”). Trilogy LLC acquired control of NuevaTel from Western Wireless in 2006, shortly after Trilogy LLC was founded. Trilogy LLC launched its greenfield operations in New Zealand, Two Degrees Mobile Limited (“2degrees”), in 2009. As of September 30, 2017, the Company had approximately 1,892 employees.

The Company’s Strategy

The Company’s strategy is to build, acquire and manage wireless operations in markets that are located outside the United States of America and demonstrate the potential for continuing growth. The Company believes that the wireless communications business will continue to expand in these markets because of the increasing functionality and affordability of wireless communications technologies as well as the acceleration of wireless data consumption and revenue growth as experienced in more developed countries. Data revenue growth continues to present a significant opportunity with each of the Company’s markets in different stages of smartphone and other data-enabled device penetration. The Company’s services are provided using a variety of wireless service communication technologies: Global System for Mobile Communications (“GSM” or “2G”), Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks (“3G”), and Long Term Evolution (“LTE”), a widely deployed fourth generation service (“4G”). Deployment of 4G in New Zealand and Bolivia enables the Company to offer its wireless subscribers in those markets a wide range of advanced services while achieving greater network capacity through improved spectral efficiency. The Company believes that 3G and 4G services will continue to be a catalyst for revenue growth from additional data services, such as mobile broadband, internet browsing capabilities, richer mobile content, video streaming and application downloads. In April 2015, the Company entered the New Zealand broadband market which allows it to provide both mobile and broadband services to subscribers via bundled products. The selling of bundled services in New Zealand is an important objective for the Company as its bundled offers facilitate better customer retention and a larger share of household communications revenues.

Foreign Currency

In New Zealand, the Company generates revenue and incurs costs in New Zealand dollars (“NZD”). Fluctuations in the value of the New Zealand dollar relative to the U.S. dollar can increase or decrease the Company’s overall revenue and profitability as stated in USD, which is the Company’s reporting currency. The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the NZD, expressed in USD.

	Three Months Ended September 30,			Nine Months Ended September 30,
	2017	2016	% Change	2017	2016	% Change
Average NZD to USD exchange rate	0.73	0.72	1%	0.71	0.69	3%

	September 30, 2017	December 31, 2016	% Change
End of period NZD to USD exchange rate	0.72	0.69	4%

The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the Canadian dollars (“CAD” or “C$”), expressed in USD, as quoted by the Bank of Canada.

	Three Months Ended September 30,			Nine Months Ended September 30,
	2017	2016	% Change	2017	2016	% Change
Average CAD to USD exchange rate	0.80	0.77	4%	0.77	0.76	1%

	September 30, 2017	December 31, 2016	% Change
End of period CAD to USD exchange rate	0.80	0.74	8%

Overall Performance

The table below summarizes the Company’s key financial metrics for the three and nine months ended September 30, 2017 and 2016:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		% Variance
(in thousands)	2017	2016	2017	2016	3 mo. vs 3 mo.		9 mo. vs 9 mo.
Postpaid wireless subscribers	734	697	734	697	5%		5%
Prepaid wireless subscribers	2,746	2,845	2,746	2,845	(3%	)	(3%	)
Other wireless subscribers(1)	62	65	62	65	(5%	)	(5%	)
Wireline subscribers	67	48	67	48	40%		40%
Total ending subscribers	3,608	3,654	3,608	3,654	(1%	)	(1%	)

(in millions, unless otherwise noted)
Service revenues	$152.5	$150.3	$455.0	$430.5	1%		6%
Total revenues	$191.3	$191.5	$574.9	$550.5	0%		4%
Loss from continuing operations	$(5.6)	$(11.7)	$(27.7)	$(40.6)	52%		32%
Consolidated Adjusted EBITDA(2)	$36.9	$41.2	$115.9	$106.2	(11%	)	9%
Consolidated Adjusted EBITDA Margin %(2)	24%	27%	25%	25%	n/m		n/m
Capital expenditures(3)	$25.4	$22.8	$56.2	$79.6	11%		(29%	)

n/m - not meaningful
(1)Includes public telephony and other wireless subscribers.
(2)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and reconciliation to most directly comparable GAAP financial measures, see “Definitions and Reconciliations of Non-GAAP Measures” in this MD&A.
(3)Represents purchases of property and equipment from continuing operations excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements. Purchases of property and equipment from discontinued operations were $0.2 million for the nine months ended September 30, 2016. There was no activity from the discontinued operations recorded after the sale of Trilogy Dominicana was completed on March 23, 2016 (see “Discontinued Operations – Trilogy Dominicana” below).

Q3 2017 Highlights

•	Strong sequential growth in New Zealand wireless postpaid net additions which increased by 8.3 thousand as compared to second quarter 2017. Ending postpaid subscribers grew 9% over the third quarter of 2016.

•	New Zealand wireline service revenues grew 28% in the third quarter over the comparable period in 2016 and drove a 5% increase in New Zealand service revenues during the same period.

•	Bolivian wireless ARPU continued year-over-year growth, improving 3%, driven by a 15% increase in LTE adoption during the third quarter.

•	Loss from continuing operations improved by 52%, or $6.2 million, over the third quarter 2016.

•	Adjusted EBITDA declined 11% over the prior year; Adjusted EBITDA margin decreased to 24% in the third quarter of 2017, from 27% in the third quarter of 2016, due primarily to costs incurred in connection with the conversion to a new business support system and increases in equipment subidies to drive growth in New Zealand.

•	LTE sites on air increased by 40% over the third quarter of 2016 as 85% of New Zealand and 70% of Bolivian network sites are now LTE-enabled.

Key Performance Indicators

The Company measures success using a number of key performance indicators, which are outlined below. The Company believes these key performance indicators allow the Company to evaluate its performance appropriately against the Company’s operating strategy as well as against the results of its peers and competitors. The following key performance indicators are not measurements in accordance with U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under U.S. GAAP (see definitions of these indicators in “Key Industry Performance Measures – Definitions” at the end of this MD&A).

Subscriber Count

	As of September 30,		% Variance
(in thousands)	2017	2016	2017 vs 2016
New Zealand
Postpaid wireless subscribers	391	357	9%
Prepaid wireless subscribers	1,040	1,034	1%
Wireline subscribers	67	48	40%
New Zealand Total	1,497	1,439	4%

Bolivia
Postpaid wireless subscribers	343	340	1%
Prepaid wireless subscribers	1,706	1,810	(6%	)
Other wireless subscribers(1)	62	65	(5%	)
Bolivia Total	2,111	2,215	(5%	)

Consolidated
Postpaid wireless subscribers	734	697	5%
Prepaid wireless subscribers	2,746	2,845	(3%	)
Other wireless subscribers(1)	62	65	(5%	)
Wireline subscribers	67	48	40%
Consolidated Total	3,608	3,654	(1%	)

Notes:
(1)Includes public telephony and other wireless subscribers

The Company determines the number of subscribers to its services based on a snapshot of active subscribers at the end of a specified period. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered deactivations in the period the services are discontinued. Wireless subscribers include both postpaid and prepaid services for voice-only, data-only or a combination thereof in both the Company’s New Zealand and Bolivia segments, as well as public telephony and other wireless subscribers in Bolivia. Wireline subscribers comprise the subscribers associated with the Company’s fixed-broadband product in New Zealand.

The Company ended September 30, 2017 with 3.5 million consolidated wireless subscribers, a loss of 65 thousand wireless subscribers compared to September 30, 2016; it closed the period with 67 thousand wireline subscribers, an increase of 19 thousand wireline subscribers over September 30, 2016.

•

New Zealand’s wireless subscriber base increased 3% compared to September 30, 2016, reflecting growth in postpaid subscribers of 9% and growth in prepaid subscribers of 1%; wireline subscribers increased 40% compared to September 30, 2016, reflecting growth in both residential and enterprise customers.

•	Bolivia’s wireless subscriber base decreased 5% compared to September 30, 2016, reflecting a reduction in prepaid subscribers of 6% partially offset by an increase in postpaid subscribers of 1%.

Key Performance Metrics(1)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		% Variance
(not rounded, unless otherwise noted)	2017	2016	2017	2016	3 mo. vs 3 mo.		9mo. vs 9 mo.
Monthly blended wireless ARPU	$12.52	$12.43	$12.37	$11.74	1%		5%
Monthly postpaid wireless ARPU	$30.95	$31.40	$30.47	$29.62	(1%	)	3%
Cost of acquisition	$66.36	$62.98	$63.65	$60.96	5%		4%
Equipment subsidy per gross addition	$11.62	$8.24	$10.84	$9.50	41%		14%
Blended wireless churn	4.96%	4.65%	4.94%	4.99%	n/m		n/m
Postpaid wireless churn	1.63%	1.26%	1.62%	1.39%	n/m		n/m
Capital expenditures (in millions)(2)	$25.4	$22.8	$56.2	$79.6	11%		(29%	)
Capital intensity	17%	15%	12%	18%	n/m		n/m

n/m - not meaningful
(1)For definitions, see “Definitions and Reconciliations of Non-GAAP Measures - Key Industry Performance Measures-Definitions” in this MD&A.
(2)Represents purchases of property and equipment from continuing operations excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements. Purchases of property and equipment from discontinued operations were $0.2 million for the nine months ended September 30, 2016. There was no activity from the discontinued operations recorded after the sale of Trilogy Dominicana was completed on March 23, 2016 (see “Discontinued Operations—Trilogy Dominicana” below).

Monthly Blended Wireless ARPU – average monthly revenue per wireless user

Monthly blended wireless ARPU increased by 1% and 5% for the three and nine months ended September 30, 2017, respectively, compared to the same period in 2016; wireless data ARPU increased by 11% and 17% for the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016.

For the periods presented, the Company experienced a positive impact from increased mobile data usage with respect to its monthly blended wireless ARPU in Bolivia. The volume of mobile data usage, a key driver of higher data revenues, increased due to a combination of a growth in postpaid subscribers, an increase in mobile data usage per subscriber, and an increase in LTE adoption by the subscribers. The increase in mobile data revenues offset the decline in voice revenues in Bolivia.

In New Zealand, the overall decrease in wireless ARPU for the three months ended September 30, 2017, compared to the same period in 2016, was primarily due to a $1.7 million positive adjustment to wireless service revenues recorded during the third quarter of 2016 as a result of changes in rate plans and usage.

Cost of Acquisition

The Company’s cost of acquisition for its segments is largely driven by increases or decreases in equipment subsidies, as well as fluctuations in its sales and marketing expenses, which are components of supporting the subscriber base; the Company measures its efficiencies based on a per gross add or acquisition basis as explained below.

Cost of acquisition increased 5% and 4% for the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016. This increase was mainly attributable to the increase in equipment subsidy per gross addition in New Zealand, as discussed below.

Equipment Subsidy per Gross Addition

Equipment subsidies, a component of the Company’s cost of acquisition, have centered on an increasing demand for, and promotion of, smartphone devices. In Bolivia, a comparatively new entrant into smartphone-centric usage, equipment subsidies are typically used to encourage smartphone-device usage. The grey market category, a source of unsubsidized devices, continues to represent the principal smartphone market in Bolivia. In New Zealand, there has been a general reduction in equipment subsidies due to the launch of the Equipment Installment Plan (“EIP”) in the third quarter of 2014, which reduces handset subsidies, but there have been offsetting increases in equipment subsidy costs related to the growing wireline subscriber base, as well as the launch of higher-end wireless devices.

For the three and nine months ended September 30, 2017, the equipment subsidy per gross addition increased by 41% and 14%, respectively, compared to the same periods in 2016. The increase was driven by postpaid promotional activity in New Zealand.

Blended Wireless Churn

Generally, prepaid churn rates are higher than postpaid churn rates. Prepaid churn rates have increased in New Zealand and Bolivia during times of intensive promotional activity as well as periods associated with high-volume consumer shopping, such as major events and holidays. There is generally less seasonality with postpaid churn rates as churn is mostly a result of service contract expirations and new device or service launches.

Both New Zealand and Bolivia evaluate their subscriber bases periodically to assess activity in accordance with their subscriber service agreements, and customers who are unable to pay within established standards are terminated; their terminations are recorded as involuntary churn. Customers in Bolivia have historically acquired and utilized more than one Subscriber Identity Module (“SIM”), from one or more Mobile Network Operators (“MNOs”), for use in the country. As network coverage improves for all MNOs due to continued investment by the MNOs, customers often opt to reduce the number of SIMs owned. This transition may elevate Bolivia’s churn.

Blended wireless churn increased by 31 basis points for the three months ended September 30, 2017, compared to the same period in 2016, due to increased churn in both New Zealand and Bolivia. Blended wireless churn decreased by 5 basis points for the nine months ended September 30, 2017, compared to the same period in 2016, due to decreased churn in Bolivia as offers throughout the year improved customer retention.

Capital Expenditures

Capital expenditures include costs associated with acquiring property and equipment and placing it into service. The Company’s industry requires significant and on-going investments, including investment in new technologies and the expansion of capacity and geographical reach. Capital expenditures have a material impact on the Company’s cash flows, therefore, planning, funding and managing them is a key focus.

Capital expenditures represent purchases of property and equipment from continuing operations excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements. The expenditures related to the acquisition of the Company’s spectrum licenses are not included in the Company’s capital expenditures amounts. The Company believes this measure best reflects its cost of capital expenditures in a given period and is a simpler measure for comparing between periods.

For the three months ended September 30, 2017, compared to the same period in 2016, the capital intensity percentage increased representing an increase in capital expenditures due to timing, partially offset by an increase in service revenues. For the nine months ended September 30, 2017, compared to the same period in 2016, the capital intensity percentage decreased representing a decrease in capital expenditures due to timing, coupled with an increase in service revenues.

Results of Operations

Consolidated Revenues

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		% Variance
(in millions)	2017	2016	2017	2016	3 mo. vs 3 mo.		9 mo. vs 9 mo.
Revenues:
Wireless service revenues	$133.2	$134.5	$400.8	$387.7	(1%	)	3%
Wireline service revenues	15.1	11.8	42.8	30.6	28%		40%
Equipment sales	38.8	41.2	119.9	119.9	(6%	)	(0%	)
Non-subscriber ILD and other revenues	4.2	4.0	11.5	12.3	5%		(7%	)
Total revenues	$191.3	$191.5	$574.9	$550.5	(0%	)	4%

Consolidated Wireless Service Revenues
Wireless service revenues decreased $1.2 million for the three months ended September 30, 2017, compared to the same period in 2016. During the third quarter of 2016, the Company recorded a $1.7 million positive adjustment to wireless service revenues as a result of changes in rate plans and offerings and the related impacts on estimates used to account for rollover balances (primarily for data services). Excluding this adjustment, wireless service revenues would have increased by $0.5 million for the three months ended September 30, 2017, compared to the same period in 2016, or decreased $0.3 million excluding the impact of foreign currency.

Wireless service revenues increased $13.1 million for the nine months ended September 30, 2017 compared to the same period in 2016, primarily due to stronger data revenues and increases in the postpaid wireless subscriber base combined with an increase from the New Zealand dollar strengthening as compared to the U.S. dollar. Excluding the impact of foreign currency, consolidated wireless service revenues increased $6.5 million for the nine months ended September 30, 2017 compared to the same period in 2016. Consolidated data revenue increased by 9% and 15% for the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016. This increase in consolidated data revenue was driven primarily by the increase in postpaid subscribers and growth in LTE device adoption and data usage in both New Zealand and Bolivia.

Consolidated Wireline Service Revenues
Wireline service revenues increased $3.3 million and $12.2 million for the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016, primarily due to the growth in the wireline subscriber base. The wireline subscriber base increased 40% over the same period in 2016, ending the third quarter of 2017 with approximately 67 thousand wireline subscribers.

Consolidated Equipment Sales
Equipment sales decreased $2.4 million for the three months ended September 30, 2017, compared to the same period in 2016, and were flat for the nine months ended September 30, 2017, compared to the same period in 2016. Excluding the impact of foreign currency, consolidated equipment sales decreased $2.9 million and $4.0 million for the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016. These decreases were primarily due to a decline in New Zealand attributable to a decline in the number of handsets sold and an increase in promotions on lower-priced handset models in anticipation of the release of new handset models.

Consolidated Non-subscriber International Long Distance (“ILD”) and Other Revenues
Non-subscriber ILD and other revenues increased $0.2 million for the three months ended September 30, 2017, compared to the same period in the 2016, mainly related to other revenues in New Zealand for services provided to government entities such as location services in emergency situations. Non-subscriber ILD and other revenues decreased $0.8 million for the nine months ended September 30, 2017, compared to the same period in 2016, primarily due to a decrease in traffic terminating on Trilogy’s networks in Bolivia, partially offset by the aforementioned increase in New Zealand.

Consolidated Operating Expenses

Operating expenses represent expenditures incurred by the Company’s operations and its corporate headquarters.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		% Variance
(in millions)	2017	2016	2017	2016	3 mo. vs 3 mo.		9 mo. vs 9 mo.
Operating expenses:
Cost of service, exclusive of depreciation, amortization and accretion shown separately	$54.8	$53.3	$162.8	$158.9	3%		2%
Cost of equipment sales	44.8	45.3	136.0	134.4	(1%	)	1%
Sales and marketing	28.3	27.5	78.2	78.2	3%		0%
General and administrative	30.0	27.0	88.5	76.2	11%		16%
Depreciation, amortization and accretion	26.0	26.7	79.8	77.8	(2%	)	3%
Loss on disposal and abandonment of assets	0.3	-	0.6	0.6	n/m		7%
Total operating expenses	$184.1	$179.8	$545.9	$525.9	2%		4%

Consolidated Cost of Service
Cost of service expense increased $1.5 million and $3.9 million for the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016. Cost of service expense in New Zealand increased due to higher broadband transmission expenses and the strengthening of the New Zealand dollar as compared to the U.S. dollar. These increases were partially offset by a decline in national roaming costs in New Zealand and reduced voice and Short Message Service (“SMS”) interconnection costs in Bolivia.

Consolidated Cost of Equipment Sales
Cost of equipment sales decreased $0.5 million and increased $1.6 million for three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016. Excluding the impact of foreign currency, cost of equipment sales decreased $1.0 million and $2.5 million for the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016, due to a decline in the volume of handsets sold in New Zealand. Also contributing to the decline in cost of equipment sales for the nine month period was a decline in Bolivia as a result of handset subsidies and promotions in 2016 to stimulate the demand for 4G handsets and data usage.

Consolidated Sales and Marketing
Sales and marketing increased $0.7 million for the three months ended September 30, 2017 and was flat for the nine months ended September 30, 2017, compared to the same periods in 2016, due to a decline in events and sponsorships in Bolivia offset by the strengthening of the New Zealand dollar as compared to the U.S. dollar.

Consolidated General and Administrative
General and administrative costs increased $3.0 million and $12.4 million for the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016. These increases were primarily driven by increases in New Zealand for consulting costs and an increase in computer hardware and software maintenance costs attributable to overall growth in the company. These increases were partially offset by a decline in losses associated with the sale of EIP receivables as no sales of EIP receivables occurred during the third quarter of 2017. There were also increased headquarters costs of $2.5 million and $5.0 million for the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016, primarily related to nonrecurring costs in connection with the Arrangement transaction which was completed on February 7, 2017 and becoming a publicly traded entity along with equity-based compensation expenses recognized for the restricted share units issued in June 2017.

Consolidated Depreciation, Amortization and Accretion
Depreciation, amortization and accretion decreased $0.7 million for the three months ended September 30, 2017, compared to the same period in 2016, due to an annual review and update of estimated asset retirement obligations during the third quarter of 2017, partially offset by the strengthening of the New Zealand dollar as compared to the U.S. dollar. Depreciation, amortization and accretion increased $2.0 million for the nine months ended September 30, 2017, compared to the same period in 2016, due to the new business support system placed into service in New Zealand during the first quarter of 2017 and the strengthening of the New Zealand dollar as compared to the U.S. dollar, partially offset by the gain related to the estimated asset retirement obligation mentioned above.

Consolidated Other Expenses (Income)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		% Variance
(in millions)	2017	2016	2017	2016	3 mo. vs 3 mo.		9 mo. vs 9 mo.
Interest expense	$11.2	$18.4	$48.7	$50.7	(40%	)	(4%	)
Other, net	(0.9)	2.0	(5.9)	3.0	n/m		n/m

Interest Expense
Interest expense decreased $7.3 million and $2.1 million for the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016, primarily due to the refinancing and repayment of the 13.375% Trilogy LLC senior secured notes due 2019 in the aggregate principal amount of $450 million with the Trilogy LLC 8.875% senior secured notes due 2022 in the aggregate principal amount of $350 million and cash on hand which had the effect of reducing annualized Trilogy LLC interest costs from approximately $60 million to approximately $31 million.

Consolidated Other, Net
Other, net expense decreased $2.9 million and $8.8 million for the three and nine months ended September 2017, respectively, compared to the same periods in 2016, primarily due to an accrual for fines in Bolivia in the third quarter of 2016. Additionally, the decrease in the nine months period included the impact of the non-cash gain of $3.4 million for the change in fair value of the warrant liability.

Consolidated Income Taxes

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		% Variance
(in millions)	2017	2016	2017	2016	3 mo. vs 3 mo.		9 mo. vs 9 mo.
Income tax expense	$(2.6)	$(3.0)	$(7.1)	$(7.6)	(15%	)	(6%	)

Income Tax Expense

Income tax expense decreased by $0.5 million and $0.4 million for the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016, due to withholding taxes on dividends paid from Bolivia to headquarters in 2016.

Discontinued Operations

Trilogy Dominicana

In March 2015, Trilogy LLC committed to a plan to sell its wholly-owned subsidiary in the Dominican Republic, Trilogy Dominicana S.A. (“Trilogy Dominicana”). As a result of the plan to sell Trilogy Dominicana and the discontinuance of further significant business activities in the Dominican Republic, the assets and liabilities of Trilogy Dominicana were classified as held for sale and the results of operations were classified as discontinued operations for all periods presented in accordance with FASB Accounting Standards Codification 205-20, “Discontinued Operations”. Trilogy LLC ceased realizing depreciation on the related property and equipment at the time of reclassification of such assets.

On May 22, 2015, the Company, through its subsidiary, Trilogy International Dominican Republic LLC, entered into an agreement (as amended on August 21, 2015) to sell Trilogy Dominicana, to Servicios Ampliados de Teléfonos S.A., a Dominican Republic entity, for a sale price of $62 million. In connection with the sale agreement, the buyer additionally agreed to fund the operations during the transition period. In fiscal 2015, Trilogy LLC received cash of $27 million from the buyer of which $5 million was recorded as restricted cash within Prepaid expenses and other current assets in the Consolidated Balance Sheet as of December 31, 2015. The offsetting credit was recorded as unearned proceeds within Other current liabilities and accrued expenses in the Consolidated Balance Sheet as of December 31, 2015. On March 23, 2016, the sale of Trilogy Dominicana was completed and Trilogy LLC received the remaining proceeds of $35.0 million and recognized a gain on the sale of $52.8 million. The gain reflects the $62.0 million stated purchase price along with $6.0 million provided in fiscal 2015 by the buyer to fund operations through completion of the sale, net of $5.4 million capital gains taxes paid on April 8, 2016 to the Dominican Republic tax authority, the net assets of Trilogy Dominicana at the closing date and the transaction costs of $0.9 million incurred in fiscal 2015 to complete the transaction. Additionally, upon completion of the sale on March 23, 2016, net operating loss carryforwards of $66.5 million at Trilogy Dominicana as of December 31, 2015, which were subject to a full valuation allowance, are no longer available to the Company.

There were no assets and liabilities related to discontinued operations as of September 30, 2017 and December 31, 2016.

No activity from the discontinued operations was recorded after the sale of Trilogy Dominicana was completed on March 23, 2016.

For the nine months ended September 30, 2016, the Company recognized revenues of $7.5 million, net loss of $2.5 million, gain on sale of discontinued operations of $52.8 million and gain from discontinued operations, net of tax, of $50.3 million related to Trilogy Dominicana. In addition, for the nine months ended September 30, 2016, there was Net cash provided by operating activities of $0.2 million and Net cash used in investing activities of $0.5 million related to Trilogy Dominicana.

Business Segment Analysis

The Company’s two reporting segments (New Zealand (2degrees) and Bolivia (NuevaTel)) provide a variety of wireless voice and data communications services, including local, international long distance and roaming services for both subscribers and international visitors roaming on the Company’s networks. Services are provided to subscribers on both a postpaid and prepaid basis. In Bolivia, fixed public telephony services are also offered via wireless backhaul connections, as well as in-home use based on WiMAX technology. In New Zealand, fixed-broadband services, or wireline services, have been offered since May 2015.

The Company’s networks support several digital technologies: GSM, 3G, LTE, 4G and WiMAX. In Bolivia, the Company launched 4G services in May 2015 and the Company had 780 4G sites on-air as of September 30, 2017. In New Zealand, the Company launched 4G services in 2014 and the Company had 902 4G sites on-air as of September 30, 2017.

	2degrees	NuevaTel
Company Ownership Percentage as of September 30, 2017	73.3%	71.5%
Launch Date	August 2009	November 2000
Population (in millions)(1)	4.5	11.1
Wireless Penetration(2)	142%	86%
Company Wireless Subscribers (in thousands) as of September 30, 2017	1,430	2,111
Company Market Share of Wireless Subscribers(2)	23%	22%

Notes:
(1)Source: The U.S. Central Intelligence Agency’s World Factbook as of July 2017.
(2)Source: Management estimate based on most currently available information.

Following its launch in 2009 as New Zealand’s third wireless entrant, 2degrees quickly gained market share. Management estimates that 2degrees has a 23% market share of wireless subscribers in New Zealand. The Company believes there is continued opportunity for significant growth in the estimated $5 billion NZD New Zealand telecommunications market. Additionally, the launch of a wireline service offering in May 2015 provides added streams of revenue for 2degrees.

The Bolivian market consists of three mobile operators. The Company’s Bolivian operation has matured into a stable generator of revenue and cash flow since its launch in 2000, with a 22% estimated market share of wireless subscribers. The cash flow generated from its operations has been used to fund its ongoing 3G and 4G network expansion. Bolivia has very low smartphone and broadband penetration compared to other Latin American markets, thus creating opportunity for continued growth in data revenues. Furthermore, the Company believes that smartphone price decreases and the introduction of other mobile data-capable devices will accelerate the data adoption and smartphone penetration rate in Bolivia.

New Zealand (2degrees)

2degrees launched commercial service in 2009. As of September 30, 2017, Company-controlled entities owned 73.3% of 2degrees with the remaining interests (26.7%) owned by Tesbrit B.V., a Dutch investment company.

Overview

2degrees successfully entered the New Zealand market in 2009 as a disruptive competitor. Prior to 2degrees’ entry, the New Zealand wireless communications market was a duopoly, and the incumbent operators, Vodafone and Telecom New Zealand (now Spark New Zealand), were able to set relatively high prices, which resulted in low wireless usage by consumers. Additionally, mobile revenue in New Zealand in 2009 was only 31% of total New Zealand telecommunications industry revenue, compared to 42% for the rest of Organization for Economic Cooperation and Development (“OECD”) countries. These two factors led Trilogy LLC to believe this market presented a significant opportunity for a third competitor to enter the market successfully.

Consequently, 2degrees launched in the New Zealand wireless market in 2009 through innovative pricing, a customer-centric focus, and differentiated brand positioning. 2degrees introduced a novel, low-cost, prepaid mobile product that cut the incumbents’ prices of prepaid voice calls and text messages in half. Since then, 2degrees has reinforced its reputation as the challenger brand by combining low-cost alternatives with excellent customer service. 2degrees rapidly gained market share: management estimates 2degrees’ wireless market subscriber share to be approximately 23% based on the most currently available information.

Additionally, with the acquisition of Snap on April 30, 2015, 2degrees began to provide fixed broadband communications services to new and existing subscribers.

Services; Distribution; Network; 2degrees Spectrum Holdings
For a discussion of these topics, please refer to Trilogy LLC’s MD&A for the year ended December 31, 2016.

Governmental Regulation

New Zealand has a dedicated Minister for Communications, supported by the Ministry of Business Innovation and Employment (“MBIE”), which advises on policy for telecommunications and spectrum issues. The MBIE also administers the allocation of radio frequency licenses. 2degrees offers service pursuant to licenses in the 700 MHz band, the 900 MHz band, the 1800 MHz band and the 2100 MHz band. 2degrees’ 900 MHz and 700 MHz spectrum licenses expire in, or can be extended to, 2031; the 2degrees 1800 MHz and 2100 MHz spectrum licenses expire in 2021. The MBIE is due to offer renewals for 1800 MHz and 2100 MHz licenses to 2degrees and its wireless competitors shortly; however, it has indicated that the government may not offer renewals for all of this spectrum at this stage, and instead may hold a portion of the spectrum for re-allocation in the future. The MBIE has not made a final decision on the matter. The MBIE is also considering future spectrum allocations, including 5G global allocations.

The politically independent Commerce Commission of New Zealand (the “Commerce Commission”) is responsible for implementation of New Zealand’s Telecommunications Act 2001. The Commerce Commission includes a dedicated Telecommunications Commissioner, who oversees a team that enforces, monitors, and provides reports on the telecommunications sector. The Commerce Commission is responsible for market monitoring, identifying which telecommunications services warrant regulation, setting price and/or non-price terms for services that are regulated, and establishing enforcement arrangements applicable to regulated services. These responsibilities include wholesale regulation of fixed line access services that 2degrees offers, including unbundled bitstream access. The Commerce Commission recently announced that it will be conducting a review of the mobile market under its monitoring powers. The purpose of this review is to develop a common understanding of the competitive landscape and any emerging competition issues going forward. It will consider both evolving consumer preferences and technological shifts, including implications of fixed-mobile convergence and 5G. This is currently at the scoping stage.

The New Zealand government has recently undertaken a statutory review of the Telecommunications Act 2001 and issued final policy decisions in June 2017. The government has announced that it will establish a new regulatory framework for fiber services, taking a regulated ‘utility style’ building blocks approach post-2020 (representing a shift from the current Total Service Long Run Increment Cost (TSLRIC) pricing approach applied to copper services). Copper services will be deregulated in areas where fiber services are available. Access to fiber unbundling will be required, but will not be price-regulated. The government will expand telecommunications monitoring to provide a greater focus on service quality (rather than the current price and coverage focus).

There are no major changes to the regulation of mobile services proposed at this stage, but various generic Telecommunications Act 2001 processes will be streamlined, shortening the time for implementation of future regulations, which could include rules governing the mobile sector.

Changes to the legislation to implement these decisions are currently in progress. Updated legislation is expected to be in place mid-2018.

The New Zealand government is also undertaking a review of the Radiocommunications Act (begun in 2014). This review is analyzing both interference management and competition issues related to spectrum. Decisions or conclusions resulting from this review have not yet been announced.

The New Zealand government has taken an active role in funding fiber (the Ultra-fast Broadband Initiative) and wireless infrastructure (the Rural Broadband Initiative) to enhance citizens’ access to higher speed broadband services. In March 2015, the government announced the expansion of the Ultra-fast Broadband Initiative from 75% to 80% of premises passed, at a projected cost of between $152 million NZD and $210 million NZD. In addition, it announced an extension of the Rural Broadband Initiative and a Mobile Black Spots Fund, allocating $150 million NZD of funding for these purposes. In April 2017, 2degrees submitted a bid with other national mobile providers, Vodafone and Spark, to form a joint venture that would deliver a shared wireless broadband/mobile solution in rural areas identified by the government. In August 2017, the New Zealand government signed an agreement with the New Zealand telecommunications carriers’ joint venture group to fund a portion of the country’s rural broadband infrastructure project (the “RBI2 Agreement”). Under the RBI2 Agreement, 2degrees has a commitment to invest $20 million NZD over several years at such times as called upon in accordance with payment milestones agreed upon between the parties to the RBI2 Agreement.

New Zealand’s government has adopted regulations that support competition in the telecommunications market. The government’s antitrust regulator, the Commerce Commission, recently rejected a proposed merger between Vodafone, one of 2degrees’ competitors, and Sky Network Television, a satellite pay television service provider. The government has also previously imposed limits on the amount of spectrum that any one party and its associates can hold in specific frequency bands, and has permitted purchasers of spectrum rights to satisfy their purchase payment obligations over time (both of which assisted 2degrees’ ability to acquire spectrum rights); however, the government does not have a clear policy to continue these practices.

New Zealand - Operating Results

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		% Variance
(in millions, unless otherwise noted)	2017	2016	2017	2016	3 mo. vs 3 mo.		9 mo. vs. 9 mo.
Service revenues	$87.7	$83.6	$258.6	$229.4	5%		13%
Total revenues	$125.4	$123.3	$375.4	$344.9	2%		9%
Data as a % of wireless service revenues	66%	67%	65%	65%	n/m		n/m
New Zealand Adjusted EBITDA	$20.5	$21.7	$62.9	$54.7	(6%	)	15%
New Zealand Adjusted EBITDA Margin %(1)	23%	26%	24%	24%	n/m		n/m

Postpaid Subscribers (in thousands)
Net additions	11	18	18	44	(38%	)	(59%	)
Total postpaid subscribers	391	357	391	357	9%		9%

Prepaid Subscribers (in thousands)
Net additions (losses)	-	(2)	(27)	(16)	124%		(63%	)
Total prepaid subscribers	1,040	1,034	1,040	1,034	1%		1%

Total wireless subscribers (in thousands)	1,430	1,391	1,430	1,391	3%		3%

Wireline Subscribers (in thousands)
Net additions	2.8	8.2	11.5	20.3	(65%	)	(44%	)
Total wireline subscribers	67	48	67	48	40%		40%
Total ending subscribers (in thousands)	1,497	1,439	1,497	1,439	4%		4%

Blended Wireless churn	3.22%	2.97%	3.16%	3.04%	n/m		n/m
Postpaid churn	1.72%	1.12%	1.56%	1.13%	n/m		n/m

Monthly blended wireless ARPU (not rounded)	$16.19	$16.64	$16.02	$15.37	(3%	)	4%
Monthly postpaid wireless ARPU (not rounded)	$37.39	$40.06	$36.73	$36.80	(7%	)	0%

Capital expenditures (2)	$16.9	$13.1	$37.9	$39.6	29%		(4%	)
Capital intensity	19%	16%	15%	17%	n/m		n/m

n/m - not meaningful
Notes:
(1)New Zealand Adjusted EBITDA Margin is calculated as New Zealand Adjusted EBITDA divided by New Zealand Service revenues.
(2)Represents purchases of property and equipment from continuing operations excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements.

Three and Nine Months Ended September 30, 2017 Compared to Same Periods in 2016

Service revenues increased $4.1 million and $29.2 million for the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016. The increase in service revenues was primarily due to stronger postpaid revenues driven by the larger postpaid subscriber base that has continued to increase as a result of promotional offers and improved consumer and business plans. An increase in wireline revenue of $3.3 million and $12.2 million for the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016, as a result of the growth in the broadband subscriber base, also contributed to the increase of service revenues. Additionally, during the third quarter of 2016, the Company recorded a $1.7 million positive adjustment to wireless service revenues as a result of changes in rate plans and usage. A portion of the increases in service revenues, $1.0 million and $7.9 million for the three and nine months ended September 30, 2017, respectively, resulted from the strengthening of the New Zealand dollar as compared to the U.S. dollar.

Total revenues increased $2.1 million and $30.5 million for the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016, due to the aforementioned increase in service revenues. In addition, total revenues increased $1.5 million and $11.9 million for the three and nine months ended September 30, 2017, respectively, as a result of the strengthening of the New Zealand dollar as compared to the U.S. dollar.

For the three and nine months ended September 30, 2017, compared to the same periods in the prior year, operating expenses increased $2.0 million and $24.0 million, respectively, primarily due to the following:

•

Cost of service increased $2.5 million and $9.5 million for the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016, mainly due to higher broadband transmission expenses associated with the growth of the broadband business. In addition, cost of service increased $0.4 million and $2.9 million for the three and nine months ended September 30, 2017, respectively, as a result of the strengthening of the New Zealand dollar as compared to the U.S. dollar. There was also an increase in interconnection costs driven by a higher volume of traffic terminating on other carriers’ networks and costs attributable to 2degrees subscribers completing local mobile calls outside of the Company’s network. These increases stem from a higher volume of traffic produced by the increased postpaid subscriber base which has a higher voice usage rate than prepaid subscribers. The Company also experienced an increase in postpaid interconnect revenues stemming from the increased postpaid subscriber base. These increases in cost of service in both periods were partially offset by a decline in national roaming costs attributable to 2degrees’ investment in increasing its national coverage;

•

Cost of equipment sales decreased $0.9 million and increased $3.5 million for the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016. Excluding the impact of foreign currency fluctuation, cost of equipment sales decreased $1.4 million and $0.6 million for the three and nine months ended September 30, 2017 compared to the same periods in 2016, mainly due to sales of lower cost handsets in the third quarter of 2017 in anticipation of the release of new handset models. In addition, there was a decline in the volume of handsets sold in both periods associated with the timing of new handset model release dates;

•

Sales and marketing increased $0.5 million and $1.9 million for the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016, due in part to the strengthening of the New Zealand dollar as compared to the U.S. dollar. In addition, sales and marketing increased due to higher advertising costs related to the release of the Apple iPhone 8 and Samsung S8 devices. Additionally, the Company incurred $0.6 million and $1.0 million for the three and nine months ended September 30, 2017, respectively, related to dealer compensation in connection with the conversion to the new business support system. These increases were partially offset by individually insignificant items;

•

General and administrative increased $0.2 million and $7.2 million for the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016. General and administrative costs increased due to an increase in computer hardware and software maintenance costs attributable to refining the new business support system. In addition, bad debt expense increased attributable to the overall growth in the postpaid customer base and an increase during the current quarter in the allowance for doubtful accounts as a result of observing recent trends in write-offs and the aging of accounts receivables impacted by the timing of billing and payments and increased churn resulting from the new business support system. Inclusive of the above, approximately $2 million and $4 million of general and administrative costs were incurred in the three and nine months ended September 30, 3017, respectively, in connection with the implementation of the new business support system. Additionally, there was a $1.2 million and $2.4 million increase in consulting expenses during the periods, respectively. These increases were partially offset by a decrease in the loss on sale of EIP receivables as no sales of EIP receivables took place during the current quarter.

New Zealand Adjusted EBITDA decreased by $1.3 million and increased by $8.2 million for the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016. The decrease in Adjusted EBITDA for the third quarter as compared to the third quarter in 2016 was primarily a result of increases in cost of service, sales and marketing and general and administrative expenses described above partially offset by increased service revenues. The increase in Adjusted EBITDA for the nine months ended September 30, 2017 as compared to the prior period was primarily a result of the growth in service revenues which more than offset an increase in cost of service, sales and marketing and general and administrative expenses described above.

Capital expenditures increased $3.8 million and decreased $1.7 million for the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016, primarily due to timing of capital expenditures towards network expansion projects to reduce roaming costs. Additionally, expenditures in 2016 for the development of a new business support system, which was placed into service during the first quarter of 2017, contributed to the higher level of capital expenditures in 2016.

Subscriber Count

The 2degrees wireless subscriber base increased 3% when compared to September 30, 2016, reflecting continued expansion in postpaid wireless subscribers. As of September 30, 2017, postpaid wireless subscribers comprised 27% of total wireless subscriber base, an increase of approximately two percentage points from September 30, 2016. Postpaid wireless subscriber growth was primarily driven by promotional offers and the launch of new consumer and business mobile plans during the third quarter, which contributed to the increased market share over the prior year. As of September 30, 2017, 2degrees’ wireline subscriber base increased 40% compared to the third quarter of 2016. Wireline subscriber growth was mainly due to competitive offers, including three months free on a 12-month plan, unlimited broadband plans and discounts to existing postpaid wireless subscribers.

Blended Wireless ARPU

2degrees’ blended wireless ARPU is generally driven by the mix of postpaid and prepaid subscribers, foreign currency fluctuations, amount of data consumed by the subscriber, and the mix of service plans and bundles.

Blended wireless ARPU decreased by 3% for the three months ended September 30, 2017, compared to the same period in 2016. This decrease was primarily attributable to a decline in postpaid ARPU of 7%. During the third quarter of 2016, the Company recorded a $1.7 million increase in wireless service revenues as a result of changes in rate plans and offerings and the related impact on estimates used to account for rollover balances (primarily for data services). Excluding the aforementioned $1.7 million impact, postpaid ARPU would have been $38.39 in the third quarter of 2016, a decline of 3%, or 4% excluding the impact of foreign currency. This decline in postpaid ARPU is attributable to a recent increase in promotional discount activity to stimulate postpaid gross additions coupled with lower ancillary ARPU as a result of plan changes which included more market competitive international roaming plans. Excluding the aforementioned $1.7 million impact, blended wireless ARPU would have been $16.22 in the third quarter of 2016, flat with the third quarter of 2017, or a decline of 1% excluding the impact of foreign currency.

Blended wireless ARPU increased 4% for the nine months ended September 30, 2017, compared to the same period in 2016. Excluding foreign currency impact, blended wireless ARPU increased 1% for the nine months ended September 30, 2017, compared to the same period in 2016. The increase was due to the higher proportion of postpaid wireless subscribers over the total wireless subscriber base and an increase in data usage per subscriber. Growth in data usage is partially due to 2degrees’ investment in network expansion and 4G overlay projects. Blended wireless ARPU related to web navigation, SMS, and value-added services increased 4% for the nine months ended September 30, 2017, compared to the same period in 2016.

New Zealand Business Outlook, Competitive Landscape and Industry Trend

The New Zealand Business Outlook, Competitive Landscape and Industry Trend are described in Trilogy LLC’s MD&A for the year ended December 31, 2016.

Bolivia (NuevaTel)

The Trilogy LLC founders launched NuevaTel in 2000 while they were at Western Wireless. Trilogy LLC subsequently acquired a majority stake in the business in 2006 and currently owns 71.5% of NuevaTel, with the remaining 28.5% owned by Comteco, a large cooperatively owned fixed line telephone provider in Bolivia.

Overview

NuevaTel, which operates under the brand name “Viva” in Bolivia, provides wireless, long distance, public telephony and wireless broadband communication services. It provides competitively priced and technologically advanced service offerings and superior subscriber care. The company focuses its customer targeting efforts on millennials and differentiates itself through simplicity, transparency, a strong national brand, and loyalty programs. As of September 30, 2017, NuevaTel had approximately 2.1 million wireless subscribers representing approximately an estimated 22% subscriber market share.

Services; Distribution; Network; NuevaTel Spectrum Holdings

For a discussion of these topics, please refer to Trilogy LLC’s MD&A for the year ended December 31, 2016.

Governmental Regulation

NuevaTel operates two spectrum licenses in the 1900 MHz band; the first license expires in November 2019, and the second license expires in 2028. Additionally, NuevaTel provides 4G services in the 1700 / 2100 MHz bands with a license term expiring in 2029. NuevaTel also provides fixed broadband services using WiMAX technology through spectrum licenses in the 3500 MHz band with minimum terms ranging from 2024 to 2027. The long distance and public telephony licenses held by NuevaTel are valid until June 2042 and February 2043, respectively. The long distance license and the public telephony license are free and are granted upon request.

The Bolivian telecommunications law (“Bolivian Telecommunications Law”), enacted on August 8, 2011, requires telecommunications operators to pay recurring fees for the use of certain spectrum (such as microwave links), and a regulatory fee of 1% and a universal service tax of up to 2% of gross revenues. The law also authorizes the Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes of Bolivia (the “ATT”), Bolivia’s telecommunications regulator, to promulgate rules governing how service is offered to consumers and networks are deployed. The ATT has required wireless carriers to publish data throughput speeds to their subscribers and to pay penalties if they do not comply with transmission speed commitments. It has announced that it will require carriers to implement number portability; the implementation date was previously set for November 2017, but management believes it will be deferred by the ATT to September 1, 2018. The ATT has also conditioned the 4G licenses it awarded to Tigo and NuevaTel on meeting service deployment standards, requiring that the availability of 4G service expand over a 96 month period from urban to rural areas. NuevaTel has met its initial 4G launch commitments; however, it anticipates that deployment costs will increase as it penetrates less densely populated regions.

The ATT has aggressively investigated and imposed sanctions on all wireless carriers in connection with the terms on which they offer service to consumers, the manner in which they bill and collect for such services, the manner in which they maintain their networks, and the manner in which they report to the ATT regarding network performance (including service interruptions). In the case of NuevaTel, the ATT has assessed fines totaling approximately $7 million in connection with proceedings concerning past service quality deficiencies and a service outage in 2015. Earlier in 2017, the Bolivian Public Works Ministry, which supervises the ATT, vacated approximately $4.8 million of these fines on the basis of arguments submitted by NuevaTel; however, the Ministry also allowed the ATT to reinstitute $4.5 million of this fine subject to establishing culpability on the part of NuevaTel. The ATT has reimposed this fine, which NuevaTel is continuing to contest. NuevaTel can provide no assurance that its contesting of the fine will be successful. It is possible that the ATT may subsequently open investigations and seek to impose fines regarding other service outages (both prior outages and outages that occur in the future) and regarding any failure by NuevaTel to comply fully with ATT rules governing the filing of reports about network performance (and service outages) and the publication of terms and conditions relating to service offerings.

NuevaTel’s licensing contracts also typically require that NuevaTel post a performance bond valued at 7% of projected revenue for the first year of the respective terms and 5% of gross revenue of the authorized service in subsequent years. Such performance bonds are enforceable by the ATT in order to guarantee that NuevaTel complies with its obligations under the licensing contract and to ensure that NuevaTel pays any fines, sanctions or penalties it incurs from the ATT. NuevaTel and other carriers are permitted by ATT regulations to meet their performance bond requirements by using insurance policies, which must be renewed annually. If NuevaTel is unable to renew its insurance policies, it would be required to seek to obtain a performance bond issued by a Bolivian bank. This performance bond would likely be under less attractive terms than NuevaTel’s current insurance policies, and the terms thereof, or the failure to obtain such a bond, could have a material adverse effect on the Company’s business, financial condition and prospects.

Under the Bolivian Telecommunications Law, carriers must negotiate new licenses (to replace their existing concessions) with the government. Both the law and the Bolivian constitution specify that carriers’ vested rights under their existing concessions will be preserved; however, the Company cannot guarantee that these protections will be respected by the Bolivian government. The ATT migrated the original concessions of Entel and Tigo, wireless competitors to NuevaTel, to new licenses in 2016 in conjunction with renewing their original concessions that were due to expire. In early 2016, the ATT also issued a proposed replacement contract template to NuevaTel that purportedly incorporates provisions of the licenses accepted by Entel and Tigo. NuevaTel has submitted comments on the draft to the ATT and is in discussions with the ATT regarding revisions to the draft. The Company cannot guarantee whether any of NuevaTel’s proposed revisions will be accepted by the ATT, whether a proposed replacement license will be offered by the ATT to NuevaTel, whether the terms of any replacement license that the ATT may offer will fully respect NuevaTel’s vested rights under its existing concession, or whether a replacement license will eliminate the need for NuevaTel to seek a license renewal at the time its existing concession is scheduled to expire in November 2019.

Entel, the government-owned wireless carrier, maintains certain advantages under the Bolivian Telecommunications Law. Entel receives all of the universal service tax receipts paid to the government by wireless carriers; Entel uses these funds to expand its network in rural areas that are otherwise unprofitable to serve. Also, the Bolivian Telecommunications Law excuses Entel from bidding for spectrum in auctions (although it does require Entel to pay the same amount for spectrum as is paid by those who bid for equivalent spectrum in auctions).

Bolivia - Operating Results

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		% Variance
(in millions, unless otherwise noted)	2017	2016	2017	2016	3 mo. vs 3 mo.		9 mo. vs. 9 mo.

Service revenues	$64.7	$66.5	$196.1	$200.6	(3%	)	(2%	)
Total revenues	$65.9	$68.1	$199.2	$205.1	(3%	)	(3%	)
Data as a % of wireless service revenues	52%	40%	49%	39%	n/m		n/m
Bolivia Adjusted EBITDA	$18.7	$20.8	$61.1	$57.9	(10%	)	6%
Bolivia Adjusted EBITDA Margin %(1)	29%	31%	31%	29%	n/m		n/m

Postpaid Subscribers (in thousands)
Net additions (losses)	2	6	(2)	17	(67%	)	(110%	)
Total postpaid subscribers	343	340	343	340	1%		1%

Prepaid Subscribers (in thousands)
Net additions (losses)	(23)	(19)	(103)	(164)	(17%	)	38%
Total prepaid subscribers	1,706	1,810	1,706	1,810	(6%	)	(6%	)

Other wireless subscribers(2)	62	65	62	65	(5%	)	(5%	)
Total wireless subscribers (in thousands)	2,111	2,215	2,111	2,215	(5%	)	(5%	)

Blended Wireless churn	6.13%	5.69%	6.11%	6.16%	n/m		n/m
Postpaid churn	1.53%	1.40%	1.70%	1.65%	n/m		n/m

Monthly blended wireless ARPU (not rounded)	$10.06	$9.81	$9.96	$9.56	3%		4%
Monthly postpaid wireless ARPU (not rounded)	$23.70	$22.44	$23.53	$22.36	6%		5%
Capital expenditures(3)	$7.6	$9.6	$17.3	$39.8	(21%	)	(57%	)
Capital intensity	12%	14%	9%	20%	n/m		n/m

n/m - not meaningful
Notes:
(1)Bolivia Adjusted EBITDA Margin is calculated as Bolivia Adjusted EBITDA divided by Bolivia Service revenues.
(2)Includes public telephony and other wireless subscribers.
(3)Represents purchases of property and equipment excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements.

Three and Nine Months Ended September 30, 2017 Compared to Same Periods in 2016

Service revenues declined by $1.8 million and $4.6 million for the three and nine months ended September 30, 2017, respectively, compared to same periods in 2016, primarily due to lower prepaid revenues attributable to the continued decline in voice revenues and prepaid subscribers as the Company continued to emphasize postpaid subscribers. The decline in voice revenues was partially offset by an increase in data revenues from both prepaid and postpaid subscribers as more subscribers are adopting LTE and using more data.

Data revenues represented 52% and 49% of wireless services revenues for the three and nine months ended September 30, 2017, respectively, an increase from 40% and 39%, respectively, over the same periods in 2016. The Company expects data revenues to continue to increase due to increased LTE adoption among subscribers. These increases offset the voice revenue declines as consumers have reduced their reliance on voice services as the primary means of daily communication.

Total revenues decreased by $2.2 million and $5.9 million for the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016, primarily due to the decreases in service revenues discussed above.

For the three and nine months ended September 30, 2017 compared to the same periods in the prior year, operating expenses decreased $0.2 million and $9.1 million, respectively, largely due to the following:

➢

Cost of service decreased $1.0 million and $5.6 million for the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016, primarily due to a decrease in interconnection costs due to lower voice and SMS traffic terminating outside of NuevaTel’s network. These decreases were partially offset by an increase in license and spectrum fees;

➢

Cost of equipment sales increased $0.4 million for the three months ended September 30, 2017, compared to the same period in 2016, mainly due to an increase in handsets sold. Cost of equipment sales decreased $1.9 million for the nine months ended September 30, 2017, compared to the same period in 2016, mainly due to higher handset subsidies and promotions in connection with 4G initiatives that occurred in 2016; and

➢

Sales and marketing increased $0.2 million for the three months ended September 30, 2017 and decreased $1.8 million for the nine months ended September 30, 2017, respectively, compared to the same periods in 2016. The increase during the three months ended September 30, 2017 was primarily due to new advertising campaigns associated with continued LTE network rollout and increased customer retention costs. The decrease for the nine months ended September 30, 2017 was primarily due to a decrease in costs relating to events and sponsorships and a decrease in commissions as a result of the decline in the prepaid subscriber base.

Bolivia Adjusted EBITDA decreased $2.1 million for the three months ended September 30, 2017 compared to the same periods in 2016. This decrease was primarily due to a decrease of $2.2 million in total revenue partially offset by $0.2 million of lower operating expenses. Bolivia Adjusted EBITDA increased $3.2 million for the nine months ended September 30, 2017 compared to the same period in 2016. This increase was primarily a result of the larger decrease in operating expenses described above more than offsetting the decrease in service revenues.

Capital expenditures decreased by $2.0 million and $22.5 million for the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016, mainly due to a delay in the timing of spending for LTE coverage and network expansion projects caused by extended vendor renegotiations. We expect capital expenditures to increase in the fourth quarter of 2017.

Subscriber Count

Bolivia’s wireless subscriber base has historically been predominantly prepaid, although the postpaid portion of the base has grown in recent years. In addition to prepaid and postpaid, Bolivia’s wireless subscriber base includes public telephony subscribers, as well as WiMAX subscribers; these two subscriber bases are declining, comprising 3% of the overall subscriber base as of September 30, 2017.

Bolivia’s wireless subscriber base as of September 30, 2017 decreased 5% compared to September 30, 2016, primarily due to a reduction in prepaid subscribers of 6%, which was partially offset by an increase in postpaid subscribers of 1%. Postpaid subscribers now comprise 16% of the wireless subscriber base, an increase of one percentage point from September 30, 2016.

Bolivia’s decline in prepaid subscribers is largely due to increased competitive activity in 2017 along with NuevaTel’s focus on acquiring and retaining high-value subscribers, who are larger consumers of mobile data services offered by NuevaTel’s 3G and 4G networks.

Blended Wireless ARPU

Bolivia’s blended wireless ARPU is generally driven by LTE adoption, the mix and volume of postpaid and prepaid subscribers, its service rate plans, and any discounts or promotional activities used to drive either subscriber volume or data usage increases. Subscriber usage of voice services, SMS, value-added services and web navigation also have an impact on Bolivia’s blended wireless ARPU.

Blended wireless ARPU increased by 3% and 4% for the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016, as a result of an increase in postpaid and prepaid ARPU. Postpaid ARPU increased 6% and 5% for the three and nine months ended September 30, 2017, compared to the same periods in 2016, driven primarily by the growth in data usage per customer attributable to increasing LTE adoption.

Bolivia Business Outlook, Competitive Landscape and Industry Trend

The Bolivia Business Outlook, Competitive Landscape and Industry Trend are described in Trilogy LLC’s MD&A for the year ended December 31, 2016.

Selected Financial Information

The following tables set forth our summary consolidated financial and operating data for the periods ended and as of the dates indicated below.

The summary consolidated financial data are derived from our Condensed Consolidated Financial Statements for the quarter ended September 30, 2017.

Differences between amounts set forth in the following tables and corresponding amounts in our Condensed Consolidated Financial Statements and related notes for the quarter ended September 30, 2017 are a result of rounding. Amounts for subtotals and totals presented in the following tables may not sum arithmetically because of rounding.

Selected balance sheet information

The following table shows selected consolidated financial information for the Company’s financial position as of September 30, 2017 and Trilogy LLC’s financial position as of December 31, 2016. The table below provides information related to the cause of the changes in financial position by financial statement line item for the period compared.

Consolidated Balance Sheet Data

	As of September 30,		As of December 31,
(in millions, except as noted)	2017		2016	Change includes:
Cash and cash equivalents % Change	$61.1 189%		$21.2

Increase is primarily due to the proceeds from the equity issuance on February 7, 2017 in connection with consummation of the Arrangement, partially offset by repayments of debt principal and interest, combined with transfer of cash to short- term investments within Other current assets below. See “Liquidity and Capital Resources Measures” within this MD&A.

Other current assets % Change	144.5 4%		139.1

Increase is primarily due to transfer from cash and cash equivalents (after the receipt of proceeds from the equity issuance on February 7, 2017) to short- term investments as mentioned above. The increase was partially offset by a decrease in prepaid expenses related to fees paid in advance of equity issuance recorded to prepaid expenses in 2016.

Property, equipment and intangibles % Change	497.8 (2%	)	506.6	Decrease due to additions during the period being less than depreciation and amortization.

Other non-current assets % Change	46.5 18%		39.3

Increase primarily due to long-term prepayment related to a NuevaTel's agreement with Telefónica Celular de Bolivia, S.A. (“Telecel”), under which Telecel provides NuevaTel capacity to transport national telecommunications data.

Total assets	$750.0		$706.2
Current portion of long-term debt % Change	$11.8 34%		$8.8	Increase is due to additional funds drawn on the New Zealand working capital facility and current portion of the Bolivian Syndicated Loan.

All other current liabilities % Change	197.5 (8%	)	215.2

Decline is primarily in trade payables and customer deposits and unearned revenue as the result of seasonality. There was also a decline in handset purchases in New Zealand. These declines were partially offset by the warrant liability recorded in 2017.

Long-term debt % Change	492.5 (17%	)	591.2	Decrease is primarily due to the May 2017 refinancing of the Trilogy LLC 2019 Notes.

All other non-current liabilities % Change	39.1 (2%	)	39.9	Decrease is driven by changes in asset retirement obligation which decreased as a result of a revision to estimated cash flows.

Total mezzanine equity and shareholders' equity/members' deficit	9.1		(148.9)	Changes are due to equity impacts upon close of the Arrangement on February 7, 2017.

% Change	106%
Total liabilities, mezzanine equity and shareholders' equity/members' deficit	$750.0		$706.2

Selected quarterly financial information

The following table shows selected quarterly financial information prepared in accordance with U.S. GAAP.

(in millions, except per unit amounts)	For the Quarter Ended
	2017			2016				2015
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Service revenues	$152.5	$150.8	$151.7	$154.1	$150.3	$143.0	$137.3	$137.7
Equipment sales	38.8	42.1	39.0	58.8	41.2	40.2	38.6	44.9
Total revenues	191.3	192.9	190.7	213.0	191.5	183.2	175.8	182.6
Operating expenses	(184.1)	(182.3)	(179.5)	(197.4)	(179.8)	(175.1)	(171.1)	(174.8)
Operating income	7.2	10.6	11.2	15.5	11.7	8.0	4.8	7.8
Interest expense	(11.2)	(18.5)	(19.0)	(18.3)	(18.4)	(17.0)	(15.3)	(16.1)
Debt modification and extinguishment costs	-	(6.7)	-	-	-	(3.8)	-	-
Other, net	0.9	5.7	(0.8)	2.8	(2.0)	0.9	(1.8)	(0.9)
Loss from continuing operations before income taxes	(3.0)	(8.9)	(8.6)	0.1	(8.7)	(11.9)	(12.4)	(9.1)
Income tax expense	(2.6)	(1.8)	(2.7)	(0.1)	(3.0)	(2.5)	(2.1)	(2.1)
Loss from continuing operations	(5.6)	(10.8)	(11.3)	-	(11.7)	(14.4)	(14.5)	(11.2)
Gain (loss) on discontinued operations, net of taxes	-	-	-	-	-	-	50.3	(3.3)
Net income (loss)	(5.6)	(10.8)	(11.3)	-	(11.8)	(14.3)	35.9	(14.5)
Net (income) loss attributable to noncontrolling interests and prior controlling interest	1.4	5.2	5.4	-	11.8	14.3	(35.9)	14.5

Net loss attributable to TIP Inc.	$(4.1)	$(5.5)	$(5.9)	$-	$-	$-	$-	$-

Net loss attributable to TIP Inc. per share:(1)
Basic	$(0.10)	$(0.13)	$(0.14)
Diluted	$(0.10)	$(0.16)	$(0.14)

(1) Earnings per share amounts have not been presented for any period prior to the consummation of the Arrangement, as the total net income (loss) of Trilogy LLC prior to February 7, 2017 was attributable to the noncontrolling interests or prior controlling interest.

Quarterly Trends and Seasonality

The Company’s operating results may vary from quarter to quarter because of changes in general economic conditions and seasonal fluctuations, among other things, in each of the Company’s operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter’s results are not predictive of future performance.

Fluctuations in net income from quarter to quarter can result from events that are unique or that occur irregularly, such as losses on the refinance of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, impairment of assets, and changes in income taxes.

New Zealand and Bolivia

Trends in New Zealand and Bolivia’s Service Revenues and overall operating performance are affected by:

•	Lower prepaid subscribers due to shift in focus to postpaid sales;
•	Higher usage of wireless data due to migration from 3G to 4G;
•	Higher handset sales as more consumers shift to smartphones;

•	Stable postpaid churn, which the Company believes is a reflection of the Company’s heightened focus on high-value subscribers and the Company’s enhanced subscriber service efforts;
•	Decreasing voice revenue as rate plans increasingly incorporate more monthly minutes and calling features, such as long distance;
•	Lower roaming revenue as network-coverage enhancements are made, as well as increased uptake of value-added roaming plans;
•	Varying handset subsidies as more consumers shift toward smartphones with the latest technologies;
•	Varying handset costs related to advancement of technologies and reduced supplier rebates or discounts on highly- sought devices;
•	Seasonal promotions which lean toward the year-end;
•	Higher voice and data costs related to the increasing number of subscribers, or, alternatively, a decrease in costs associated with a decline in voice usage; and
•	Higher costs associated with the retention of high-value subscribers.

Trends unique to New Zealand’s Service Revenues and operating performance include:

•	Higher internet subscription fees as subscribers increasingly upgrade to higher-tier speed plans, including those with unlimited usage;
•	Subscribers can bundle their service plans at a discount;
•	Subscribers activating and suspending service to take advantage of promotions;
•	Fluctuations in retail broadband pricing and operating costs influenced by government-regulated copper pricing and changing consumer and competitive demands;
•	Availability of fiber services in a particular area or general network coverage;
•	Lower general operating expenses and synergies from the wireless business; and
•	Individuals swapping technologies as fiber becomes available in their connection area.

Use of Proceeds

In a non-offering prospectus, dated December 20, 2016 disseminated in connection with the Arrangement, the Company disclosed the total available proceeds from the Arrangement could be up to $260 million, assuming no redemptions of Alignvest’s then outstanding Class A restricted voting shares. On February 7, 2017, Trilogy LLC received payments of approximately $199.3 million (net of $3.0 million in cash retained by TIP Inc.), representing the remaining proceeds from Alignvest’s initial public offering and private placements that closed concurrently with the Arrangement, less redemptions from such proceeds of a portion of Alignvest’s then outstanding Class A restricted voting shares and certain expenses. The proceeds received were used in May 2017 together with cash on hand to refinance Trilogy LLC’s then outstanding Trilogy LLC 2019 Notes and will be used to make interest payments and for general corporate uses.

Liquidity and Capital Resources Measures

As of September 30, 2017, the Company had approximately $61.1 million in cash and cash equivalents of which $2.7 million was held by 2degrees, $30.8 million was held by NuevaTel, and $27.6 million was held at headquarters and others. The Company also had approximately $14.2 million in short-term investments and $3.4 million of available capacity on the line of credit facility in New Zealand as of September 30, 2017. Cash and cash equivalents increased $39.9 million since December 31, 2016. For the nine months ended September 30, cash inflows were primarily provided by the closing of the Arrangement on February 7, 2017. Trilogy LLC received $199.3 million in connection with this closing.

In the third quarter, 2degrees entered into an agreement with existing syndicate members of the $200 million NZD New Zealand Senior Facilities Agreement to extend the term of the facility from June 30, 2018 to January 5, 2019.

In the second quarter of 2017, the Company utilized a significant portion of its cash on hand together with the proceeds from the issuance of the Trilogy LLC 2022 Notes to refinance the Trilogy LLC 2019 Notes. These new notes bear interest at the rate of 8.875% . The lower principal balance and reduced interest rate effectively reduced the annualized interest expense of the Trilogy LLC Notes by approximately 50%.

Selected cash flows information

The following table summarizes the Consolidated Statement of Cash Flows for the periods indicated:

	Nine Months Ended September 30,		% Variance
			2017 vs
(in millions)	2017	2016	2016

Net cash provided by (used in)
Operating activities	$30.5	$43.1	(29%	)
Investing activities	(73.0)	(46.9)	56%
Financing activities	81.9	(16.1)	n/m
Net increase (decrease) in cash and cash equivalents	$39.4	$(19.8)	n/m

n/m - not meaningful

Cash flow provided by operating activities
Cash flow provided by operating activities decreased by $12.7 million for the nine months ended September 30, 2017 compared to the same period in 2016. This change is mainly due to unfavorable changes in certain working capital accounts, including a decrease in other current liabilities and accrued expenses primarily driven by a decline in handset purchases and changes in accrued interest. Partially offsetting these decreases was a decline in cash paid for income and withholding taxes.

Cash flow used in investing activities
Cash flow used in investing activities increased by $26.1 million for the nine months ended September 30, 2017 compared to the same period in 2016, primarily due to the purchase of short-term investments. Additionally, in the same period in the prior year, Trilogy LLC received proceeds from the sale of Trilogy Dominicana. These changes were partially offset by maturities and sales of available-for-sale investments and a lower amount of capital expenditure spending in Bolivia and New Zealand as network expansion and LTE buildout was more significant during the nine months ended September 30, 2016.

Cash flow provided by financing activities
Cash flow provided by financing activities increased by $98.0 million for the nine months ended September 30, 2017 compared to the same period in 2016. This change is primarily due to the proceeds from the equity issuance that occurred on February 7, 2017 (see “Use of Proceeds” above in this MD&A), partially offset by the refinancing of the Trilogy LLC 2019 Notes and the related costs incurred.

Contractual obligations

The Company has various contractual obligations to make future payments, including debt agreements and lease obligations. The following table summarizes the Company’s future obligations due by period as of September 30, 2017 and based on the exchange rate as of that date:

			January 1,	January 1,	From and
		Through	2018 to	2020 to	after
		December 31,	December 31,	December 31,	January 1,
	Total	2017	2019	2021	2022

(in millions)
Long-term debt, including current portion[1]	$511.8	$0.5	$154.0	$10.6	$346.8
Interest on long-term debt and obligations[2]	169.6	18.9	72.3	62.8	15.5
Operating leases	170.8	13.2	38.9	33.8	84.8
Purchase obligations[3]	235.2	85.0	117.1	4.5	28.6
Long-term obligations[4]	21.8	6.2	15.0	0.5	-
Total	$1,109.2	$123.8	$397.4	$112.2	$475.8

[1]	Excludes the impact of a $3.7 million discount on long-term debt which is amortized through interest expense over the life of the underlying debt facility.
[2]	Includes contractual interest payments using the interest rates in effect as of September 30, 2017.
[3]	Purchase obligations are the contractual obligations under service, product, and handset contracts.
[4]

Includes the fair value of derivative financial instruments as of September 30, 2017. Amount will vary based on market rates at each quarter end. Excludes asset retirement obligations and other miscellaneous items that are not significant.

In August 2017, the New Zealand government signed the RBI2 Agreement with the New Zealand telecommunications carriers’ joint venture group to fund a portion of the country’s rural broadband infrastructure project. Under the RBI2 Agreement, 2degrees has a commitment to invest $20 million NZD over several years at such times as called upon in accordance with payment milestones agreed upon between the parties to the RBI2 Agreement. This commitment is not included in the table above as timing of activities is uncertain as of September 30, 2017.

Effect of inflation
The Company’s management believes inflation has not had a material effect on its financial condition or results of operations in recent years. However, there can be no assurance that the business will not be affected by inflation in the future.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that would have a material effect on the financial statements as of September 30, 2017.

Transactions with Related Parties

2degrees had three separate loans from Trilogy LLC, which are eliminated upon consolidation, totaling approximately $37.5 million as of December 31, 2016. Loans in the aggregate amount of $13.9 million were convertible into 2degrees shares at a per share price of $1.27 (the “Convertible Loan”) and loans in the aggregate amount of $23.7 million are convertible into 2degrees shares at their fair market value at the time of conversion. In January 2017, Trilogy LLC converted the outstanding balance of the Convertible Loan into ordinary shares of 2degrees. 10,920,280 shares of 2degrees were issued to the Company in full repayment of the Convertible Loan. In March 2017, the Company paid the government of New Zealand the deferred installment of the 700 MHz license obligation, increasing the loan amount convertible at fair market value by $7.3 million. As of September 30, 2017, 2degrees had two separate loans from Trilogy LLC, which are eliminated upon consolidation, totalling approximately $34.6 million. In November 2017, 2degrees repaid Trilogy LLC $11 million USD ($16 million NZD) related to a portion of the outstanding $34.6 million loans. If all conversion rights under such indebtedness were exercised at September 30, 2017, and adjusted for the November 2017 repayment, the impact would be an increase in Trilogy LLC’s current 73.3% ownership interest in 2degrees by approximately 0.8%, subject to certain pre-emptive rights.

The Company and its officers have used and may continue to use, jet airplanes for Company purposes owned by certain of the Trilogy LLC founders. The Company reimburses the Trilogy LLC founders at fair market value and on terms no less favorable to the Company than the Company believes it could obtain in comparable transactions with a third party for the use of these planes. For the nine months ended September 30, 2017, Trilogy reimbursed the Trilogy LLC founders approximately $197,000 for the use of their airplanes. There were no such reimbursements made during the three months ended September 30, 2017.

For additional information on related party transactions, see Note 20 – Related Party Transactions within the Trilogy LLC Audited Annual Financial Statements and discussion of the Arrangement in the notes within the TIP Inc. Condensed Consolidated Financial Statements.

Proposed Transactions

The Company continuously evaluates opportunities to expand or complement its current portfolio of businesses. All opportunities are analyzed on the basis of strategic rationale and long term shareholder value creation and a disciplined approach will be taken when deploying capital on such investments or acquisitions.

Critical Accounting Estimates

Critical Accounting Judgments and Estimates

Our significant accounting policies are described in Note 1 of the Trilogy LLC Audited Annual Financial Statements for the year ended December 31, 2016. The preparation of the Company’s consolidated financial statements requires it to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its judgments on its historical experience and on various other assumptions that the Company believes are reasonable under the circumstances, the results of which form the basis for making estimates about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Recent Accounting Pronouncements

The effects of recently issued accounting standards are discussed in Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Condensed Consolidated Financial Statements.

Changes in Accounting Policies Including Initial Adoption

Other than the adoption of new accounting standards, as discussed in the notes to the Condensed Consolidated Financial Statements, there have been no changes in Trilogy’s accounting policies.

Financial Instruments and Other Instruments

The Company considers the management of financial risks to be an important part of its overall corporate risk management policy. The Company uses derivative financial instruments to manage existing exposures, irrespective of whether such relationships are formally documented as hedges in accordance with hedge accounting requirements. This is further described in Trilogy LLC’s MD&A and Annual Financial Statements (see Note 10 – Derivatives Financial Instruments) for the year ended December 31, 2016.

Disclosure of Outstanding Share Data

As of the date of this filing, there were 52,616,965 Common Shares outstanding of which 1,675,336 are forfeitable Common Shares. There were also the following outstanding convertible securities:

Trilogy LLC Class C Units (including unvested units) – redeemable for common shares	31,055,213
Warrants	13,402,685
Restricted share units (including a portion of awards subject to change based on Company performance)	1,416,214
Deferred share units	16,995

Upon redemption or exercise of all of the forgoing convertible securities, TIP Inc. would be required to issue an aggregate of 45,891,107 Common Shares.

Risk and Uncertainty Affecting the Company’s Business

The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities are described in Trilogy LLC’s MD&A for the year ended December 31, 2016. These risks do not differ significantly from the risk factors in respect of the Company described under the heading “Risk Factors” in the 2016 AIF filed on SEDAR by TIP Inc. on March 27, 2017 and available on TIP Inc.’s SEDAR profile at www.sedar.com.

Controls and Procedures

Management of the Company, under the supervision of the Company’s Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company, including its consolidated subsidiaries, is made known to the CEO and CFO to ensure appropriate and timely decisions are made regarding public disclosure.

Management of the Company, under the supervision of the Company’s CEO and CFO, is responsible for establishing adequate internal controls over financial reporting, which are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. However, due to their inherent limitations, internal controls over financial reporting may not prevent or detect all misstatements and fraud. Management has used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to establish and maintain adequate design of the Company’s internal controls over financial reporting.

Management of the Company had identified certain control deficiencies that, in the aggregate, were determined to be a material weakness as of December 31, 2016. These control deficiencies related to a lack of accounting, compliance, and information technology (“IT”) control processes and documentation, along with staffing to support these processes at 2degrees, that have not been developed to sufficiently address the increased scale and complexity in the business during the expansion that 2degrees has experienced since its launch. As a result, the documentation, rigor, and level of precision of the review process related to period end balance sheet reconciliations for certain key accounts as well as IT processes were found to be deficient. This material weakness continues to exist at September 30, 2017. While no material errors or adjustments that would impact the financial statements were identified, the aggregation of deficiencies noted gave rise to the material weakness in internal controls over financial reporting.

During the third quarter of 2017, the Company has advanced measures to remediate the underlying causes of the material weakness, and is in the process of documenting, assessing and testing its internal controls over financial reporting as part of efforts to comply with Canadian securities requirements and, when required, Section 404 of the Sarbanes-Oxley Act. Management will seek additional staffing to fill needs in accounting, compliance and IT at 2degrees who will be responsible for further developing balance sheet reconciliation and IT oversight processes and controls including adding depth, rigor, and precision to reviews of periodic reconciliations of key accounts. Senior management has discussed the aforementioned material weakness with the Company’s Audit Committee and the Board of Directors of the Company, both of which will continue to review progress on these remediation activities on a regular and ongoing basis. At this time, no assurance can be provided that the actions and remediation efforts to be taken or implemented will effectively remediate the material weakness described above or prevent the incidence of other material weaknesses in the Company’s internal controls over financial reporting in the future.

Except for the continued remediation efforts described herein, there have been no other significant changes made to the Company’s internal controls over financial reporting during the quarter ended September 30, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Definitions and Reconciliations of Non-GAAP Measures

The Company reports certain non-U.S. GAAP measures that are used to evaluate the performance of the Company and the performance of its segments, as well as to determine compliance with debt covenants and to manage the capital structure. Non-U.S. GAAP measures do not have any standardized meaning under U.S. GAAP and therefore may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable U.S. GAAP measure.

Consolidated Adjusted EBITDA and Adjusted EBITDA Margin

Consolidated Adjusted EBITDA (“Adjusted EBITDA”) represents Loss from continuing operations (the most directly comparable U.S. GAAP measure) excluding amounts for: income tax expense; interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); (gain) loss on disposal and abandonment of assets; and all other non-operating income and expenses. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service Revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. The Company’s management believes Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow management to evaluate the Company’s performance by removing from its operating results items that do not relate to core operating performance. The Company’s management believes that certain investors and analysts use Adjusted EBITDA to value companies in the telecommunications industry. The Company’s management believes that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA Margin to evaluate the performance of the Company’s business. Adjusted EBITDA and Adjusted EBITDA Margin have no directly comparable U.S. GAAP measure. The following table provides a reconciliation of Adjusted EBITDA to the most comparable financial measure reported under U.S. GAAP, Loss from continuing operations.

	Three Months Ended		Nine Months Ended
Consolidated Adjusted EBITDA (in millions)	September 30,		September 30,
	2017	2016	2017	2016
Loss from continuing operations	$(5.6)	$(11.7)	$(27.7)	$(40.6)

Interest expense	11.2	18.4	48.7	50.7
Depreciation, amortization and accretion	26.0	26.7	79.8	77.8
Debt modification and extinguishment costs	-	-	6.7	3.8
Income tax expense	2.6	3.0	7.1	7.6
Other, net	(0.9)	2.0	(5.9)	3.0
Equity-based compensation	0.6	0.8	1.9	1.2
Loss on disposal and abandonment of assets	0.3	-	0.6	0.6
Acquisition and other nonrecurring costs(1)	2.8	2.1	4.6	2.1
Consolidated Adjusted EBITDA(2)	$36.9	$41.2	$115.9	$106.2
Consolidated Adjusted EBITDA Margin	24%	27%	25%	25%

Notes:
(1)Includes costs related to the Company’s initial compliance and preparation expenses incurred in connection with the Arrangement and becoming a publicly traded entity. Additional costs of $0.5 million included in General and Administrative costs in the 2017 periods related to public company controls and compliance activities have not been adjusted for as they are considered to be recurring in nature.
(2)In July 2013, Trilogy LLC sold to Salamanca Holding Company, a Delaware limited liability company, 80% of its interest in its wholly owned subsidiary Salamanca Solutions International LLC (“SSI”). Although Trilogy LLC holds a 20% equity interest in SSI, due to the fact that NuevaTel is SSI’s primary customer, Trilogy LLC is considered SSI’s primary beneficiary, and as such, the Company consolidates 100% of SSI’s net losses. The impact on the Company's consolidated results of the 80% Trilogy LLC does not own was to decrease Adjusted EBITDA by $0.2 million and $0.01 million for the three months ended September 30, 2017 and 2016, respectively, and decrease to Adjusted EBITDA by $0.2 million and increase Adjusted EBITDA by $0.1 million for the nine months ended September 30, 2017 and 2016, respectively.

Trilogy LLC Consolidated EBITDA
For purposes of the indenture for the Trilogy LLC 2022 Notes, the following is a reconciliation of Trilogy LLC Consolidated EBITDA as defined in the indenture, to Consolidated Adjusted EBITDA.

Trilogy LLC Consolidated EBITDA

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in millions)	2017	2016	2017	2016

Consolidated Adjusted EBITDA	$36.9	$41.2	$115.9	$106.2
Realized gain (loss) on foreign currency	-	0.1	0.9	(0.4)
Interest income	0.7	0.3	2.0	1.1
Fines and penalties	-	(2.0)	(0.3)	(2.2)
Adjustment for liability classified equity-based awards	0.6	-	0.6	0.1
TIP Inc. Adjusted EBITDA	0.1	-	0.3	-
Trilogy LLC Consolidated EBITDA	$38.2	$39.5	$119.4	$104.8

Consolidated Equipment Subsidy

Equipment subsidy (“Equipment Subsidy”) is the cost of devices in excess of the revenue generated from equipment sales and is calculated by subtracting Cost of equipment sales from Equipment sales. Management uses Equipment Subsidy on a consolidated level to evaluate the net loss that is incurred in connection with the sale of equipment or devices in order to acquire and retain subscribers. Consolidated equipment subsidy is used in computing equipment subsidy per gross addition. A reconciliation of equipment subsidy to Equipment sales and Cost of equipment sales, both U.S. GAAP measures, is presented below:

Equipment Subsidy

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in millions)	2017	2016	2017	2016

Cost of equipment sales	$44.8	$45.3	$136.0	$134.4
Less: Equipment sales	(38.8)	(41.2)	(119.9)	(119.9)
Equipment Subsidy	$6.0	$4.1	$16.1	$14.4

Key Industry Performance Measures – Definitions

The following measures are industry metrics that management finds useful in assessing the operating performance of the Company, and are often used in the wireless telecommunications industry, but do not have a standardized meaning under U.S. GAAP.

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Monthly average revenue per wireless user (“ARPU”) is calculated by dividing average monthly wireless service revenues during the relevant period by the average number of wireless subscribers during such period.

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Wireless data revenue (“data revenue”) is a component of wireless service revenue that includes the use of web navigation, SMS, multimedia messaging service (“MMS”) and value-added services that are conducted by the subscriber over the wireless network through their device.

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Wireless service revenue (“wireless service revenue”) is a component of total revenues that excludes wireline revenues, equipment revenues and non-subscriber international long distance revenues; it captures wireless performance and is the basis for the blended wireless ARPU and data as a percentage of wireless service revenue calculations.

•	Wireless data average revenue per wireless user is calculated by dividing monthly data revenues during the relevant period by the average number of wireless subscribers during the period.

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Churn (“churn”) is the rate at which existing subscribers cancel their services, subscribers are suspended from accessing the network or subscribers have no revenue generating event within the most recent 90 days, expressed as a percentage. Churn is calculated by dividing the number of subscribers disconnected by the average subscriber base. It is a measure of monthly subscriber turnover.

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Cost of Acquisition (“cost of acquisition”) represents the total cost associated with acquiring a subscriber and is calculated by dividing total Sales and Marketing expense plus Cost of equipment sales minus Equipment sales during the relevant period by the number of new wireless subscribers added during the relevant period.

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Equipment subsidy per gross addition is calculated by dividing Equipment Subsidy by the number of new wireless subscribers added during the relevant period. Equipment Subsidy is the cost of devices in excess of the revenue generated from equipment sales and is used to evaluate the net loss that is incurred in connection with the sale of equipment or devices in order to acquire and retain subscribers; Equipment Subsidy includes devices acquired and sold for wireline subscribers.

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Capital intensity (“capital intensity”) represents purchases of property and equipment divided by total Service Revenues. The Company’s capital expenditures do not include expenditures on spectrum licenses. Capital intensity allows Trilogy to compare the level of the Company’s additions to property and equipment to those of other companies within the same industry.